

April 23, 2012

<u>Via E-mail</u>
Warren Hosseinion, MD, Chief Executive Officer
Apollo Medical Holdings, Inc.
450 North Brand Blvd., Suite 600
Glendale, California 91203

      Re: Apollo Medical Holdings, Inc.
               Form 10-K for Fiscal Year Ended
               January 31, 2011
               Filed May 16, 2011
               File No. 000-25809

Dear Dr. Hosseinion:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director